Jayud Global Logistics Limited

4th Floor, Building 4, Shatoujiao Free Trade Zone

Shenyan Road, Yantian District

Shenzhen, China

March 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Loan Lauren Nguyen and Michael Purcell

Re:	Jayud Global Logistics Limited

Registration Statement on Form F-1

Filed February 17, 2023

File No. 333-269871

Dear Ms. Nguyen and Mr. Purcell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Jayud Global Logistics Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 11:59 a.m. EST on Friday, March 31, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Xiaogang Geng
Xiaogang Geng
Chief Executive Officer

cc:	DLA Piper UK LLP Ellenoff Grossman & Schole LLP